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ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
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Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

June 16, 2003



03024155

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is press information of Flughafen Wien A.G. dated June 12, 2003, which has been published by the Company since our last submission of May 15, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 6/30

Press Information

Flughafen Wien AG:

Passenger volume slows in May 2003

The aftereffects of the war in Iraq and SARS triggered a further decline in the number of passengers during May, with Vienna International Airport recording a decrease of 1.1%.

Traffic dropped sharply by 33.3% to the Far East, by 16.1% to the Near and Middle East, and by 9.5% to North America. This development also affected the transfer segment, which reported 5.9% lower passenger volume. Flight movements increased by 1.6% for the reporting period, maximum take-off weight (MTOW) by 1%, and cargo by 6.3%.

From January to May 2003 the number of passengers rose by 3.3%, flight movements increased by 4.7%, and maximum take-off weight (MTOW) showed a plus of 6.6%. The number of transfer passengers increased by 2.3% and cargo volume by 15.6%.

	May 2003	Change in %	January to May 2003	Change in %
Passengers:	1,041,032	- 1.1	4,501,753	+ 3.3
Transfer passengers:	340,310	- 5.9	1,559,596	+ 2.3
Maximum take-off weight (in tonnes):	433,747	+ 1.0	2,030,505	+ 6.6
Flight movements (arrival + departure):	16,521	+ 1.6	76,872	+ 4.7
Cargo in tonnes (air cargo and trucking):	13,683	+ 6.3	69,004	+ 15.6

For additional information contact:

Hans Mayer (+43-1-)7007-23000


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12/03 ... M/MY ... 12. Juni 2003

Vienna International Airport